

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

<u>Via E-mail</u>
Mr. James Edward Lynch, Jr.
President and Chief Executive Officer
Freebutton, Inc.
7040 Avenida Encinas, Suite 104-159
Carlsbad, CA 92011

> **RE: Freebutton, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 16, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed June 25, 2014**
> **Item 4.01 Form 8-K/A**
> **Filed July 22, 2014**
> **File No. 0-54009**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Your current disclosure states the report of PLS CPA on your financial statements for the fiscal year ended December 31, 2013 raised substantial doubt about your ability to continue as a going concern. We note that the report of PLS CPA presented in your December 31, 2012 Form 10-K also raised substantial doubt about your ability to continue as a going concern. As such, please amend your Form 8-K/A to state the reports of PLS CPA on your financial statements for the fiscal years ended December 31, 2013 and 2012 raised substantial doubt about your ability to continue as a going concern. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K/A.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant